April 29, 2013

Ms. Mara L. Ransom

Assistant Director
Division of Corporation Finance

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:                             Comment letter dated April 15, 2013
Penske Automotive Group, Inc.
Registration Statement on Form S-4 Filed March 19, 2013
File No. 333-187364
Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2012
File No. 001-12297

Dear Ms. Ransom:

Reference is made to the letter, dated April 15, 2013, regarding comments by the Staff of the U.S. Securities and Exchange Commission with respect to the filings noted above.  This letter repeats each of the comments in the Staff’s letter in bold text followed by responses prepared by management of Penske Automotive Group, Inc. (the “Company”).  Concurrent with the submission of this letter, the Company has filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-187364) (“Amendment No. 1”), which contains disclosure responsive to the applicable comments listed below.

As requested, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registration Statement on Form S-4

Exchange Offer, page 18

General, page 19

1.              Please revise your disclosure to state that you will issue the new notes promptly after the expiration date.  Refer to Exchange Act Rule 14e-1(c).

RESPONSE:

We have revised page 19 of the prospectus to state that new notes will be issued promptly after the expiration date.

Expiration of the Exchange Offer; Extensions; Amendments, page 20

2.  You reserve the right to “delay accepting any tendered old notes.”  Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Exchange Act Rule 14e-1(c).  For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

RESPONSE:

We confirm to the Staff that a delay, if any, in our acceptance of the tendered old notes is only contemplated in connection with an extension of the exchange offer and would only be done in a manner consistent with Rule 14e-1(c).  We have revised page 20 of the prospectus accordingly.

Conditions, page 21

3.  We note your disclosure in the first sentence of the first paragraph and the third sentence of the second paragraph under this section heading.  All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.  Please revise the language accordingly.

RESPONSE:

We have revised page 21 of the prospectus to clarify that the conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived before the expiration of the exchange offer.

Legal Matters, page 78

4.  Please add Dykema Gossett PLLC to the disclosure under this section heading pursuant to Section II.B.1.e of Staff Legal Bulletin No. 19 available on our website at www.sec.gov, or revise your legality opinion filed as Exhibit 5.1 to your registration statement to cover the laws of each of the jurisdictions where the co-registrant guarantors are organized (in addition to New York and Delaware) consistent with Footnote 21 in Staff Legal Bulletin No. 19.

RESPONSE:

We have added Dykema Gossett PLLC to the “Legal Matters” section of the prospectus.  We have also had Dykema revise Exhibit 5.2, that has been filed with Amendment No.1, to add its consent to the reference to their firm under the heading “Legal Matters.”

Item 22. Undertakings, page II-10

5.  Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we have revised Part II of the Registration Statement to include the undertaking required by Item 512(a)(6) of Regulation S-K.  Please see page II-11 of the Registration Statement.

Signatures, page II-12

6.  Please revise page II-30 to include the signatures of the principal financial officer and principal accounting officer or controller of PAG Investments, LLC.  Refer to Instruction 1 to Signatures in Form S-4.

RESPONSE:

We have revised page II-30 to indicate that Mr. Jones is the Principal Accounting Officer and the Principal Financial Officer of PAG Investments, LLC.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 28

7.  With a view to enhance understanding of your performance, please provide a more robust discussion including the insights along with the drivers behind the performance of your foreign operations as compared to U.S. operations to the extent that their underlying performances are significantly different or if they have different earning trends.  Refer to Item 303 of Regulation S-K.

RESPONSE:

We believe that the drivers behind the performance of our U.S. and International operations are not significantly different and generally follow the same trends. We also confirm to the Staff that when there are unique drivers in a market, our intention is to provide an appropriate discussion in our Results of Operations.  Noting the Staff’s comment, however, beginning with our March 31, 2013 Form 10-Q, we will further differentiate and discuss the drivers of our performance and our results of operations between our U.S. and international operations. An example follows from our draft MD&A Section of our March 31, 2013 form 10-Q:

Retail unit sales of new vehicles increased 4,041 units, or 9.7%, from 2012 to 2013, including an 11.8% increase in the U.S. and a 5.3% increase internationally. The increase is due to a 2,850 unit, or 6.9%, increase in same-store retail unit sales during the period, coupled with a 1,191 unit increase from net dealership acquisitions. Same-store units increased 9.0% in the U.S. and 2.5% internationally due in part to more favorable macro-economic conditions in the U.S. and in the U.K. However, our 2013 international business was negatively affected in the quarter by two less selling days due to an early shut down of the U.K. registration system because of the Easter holiday falling in March 2013 versus April in 2012. The overall same-store increase was driven by an 8.4% increase in premium/luxury brands, a 6.4% increase in volume foreign brands and a 2.4% increase in domestic brands. Overall, we believe our premium, volume foreign, and domestic brands are being positively impacted by improved market conditions including increased credit availability, pent-up demand, and the introduction of new models.

Consolidated Statement of Cash Flows, page F-9

8.  Please refer to your adjustment to reconcile net income to net cash from continuing operating activities entitled Earnings of equity method investments.  In this regard, we note for the year ended December 31, 2012 you report earnings of $18,596 whereas your disclosure on page F-17 within Note 2 reflects equity in net income of affiliates of $27,572.  Please explain the difference.  In addition, please tell us where you have classified the cash distributions from Penske Truck Leasing disclosed on page 37 within your statements of cash flows and the basis for your classification.

RESPONSE:

Typically, all of our distributions from our equity method investments are considered a return on investment (as contrasted with a return of captial) and therefore are appropriately included within the operating section of our cash flow statement in accordance with ASC 230-10-45-16(b).

The line item “earnings of equity method investments” within the section “adjustments to reconcile net income to net cash from continuing operating activities” represents the current-year non-cash portion of earnings from our equity method investments. All distributions received which related to earnings from the prior year are reflected in the operating section of the cash flow statement under “changes in operating assets and liabilities — other”.

In 2012, a portion of the earnings recognized were also distributed to us in the current year, resulting in the difference that you noted.  In 2011 and 2010, there were no such distributions.  Cash distributions from Penske Truck Leasing disclosed on page 37 are classified as described above.

 9.  We note the change of inventory of $326,235 presented within net cash from continuing operating activities cash flows.  However, we recalculated the change to be $455,781 based on the inventory balances disclosed in Note 5 on page F-15.  Please explain the difference.

RESPONSE:

The difference is due primarily to inventory acquired in business combinations during 2012 of $123,672 as noted in footnote 3, “Business Combinations” on page F-17 of our 2012 Form 10-K. The acquired inventory is not included in the changes in operating assets and liabilities section of the 2012 statement of cash flows but rather in the dealership acquisitions line within investing activities. The remaining difference which is not material, results from the impact of foreign exchange.

10. In light of your significant foreign operations, please separately present the effect of exchange rate changes held in foreign currencies as part of the reconciliation of the change in cash and cash equivalents for all periods presented.  Refer to ASC 830-230-45-1.

RESPONSE:

We recognize that ASC 830-230-45-1 requires an entity to present the effect of exchange rates on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.  However, during the years ended 2012, 2011 and 2010, these amounts were only $119, $76 and $45 respectively. As such, we did not consider them material to present separately.

A retail automotive dealership business uses floor plan financing arrangements as a primary source of inventory financing.  We also utilize the scale of our operations to overlay that inventory financing with revolving credit facilities which we are able to repay or borrow against on a daily basis.  In order to minimize the interest charge of the inventory financing and revolving credit facilities, any available cash is immediately utilized to repay amounts outstanding.  This results in limited currency exchange impact on our minimal cash balances.  We will continue to monitor the effect of exchange rate changes held in foreign currencies and will present these balances separately if they become material.

Note 1. Organization and Summary of Significant Accounting Policies, page F-11

Basis of Presentation, page F-11

11. We note your disclosure that “[r]esults for 2011 include an $11,046 net income tax benefit reflecting a positive adjustment from the resolution of certain tax items in the U.K. of $17,008 partially offset by a reduction of U.K. deferred tax assets of $5,962.”  In that regard, explain to us and disclose in more detail the facts and circumstances surrounding these adjustments and offsets.

RESPONSE:

The $17,008 adjustment primarily relates to a $16.1 million benefit from the release of an amount recorded as an uncertain tax position due to a settlement the Company reached during the third quarter of 2011 with the U.K. tax authorities (“HMRC”).  The uncertain tax position related to the tax treatment for the years 2004 to 2009 of a U.K. subsidiary that held real estate used in the Company’s dealership operations. HMRC ultimately agreed with the Company’s initial filing position allowing the Company to reverse this uncertain position reserve.  Other changes in the Company’s uncertain tax positions recorded during 2011 and included in this reconciling item were less than $1 million.

The reduction of U.K. deferred tax assets of $5,962 was also related to real estate.  In the U.K., buildings are not fully depreciable for tax purposes; therefore we have a higher tax basis in the buildings which creates a deferred tax asset.  In years prior to 2011, the Company had sufficient evidence (building sales in sale/leaseback transactions) of capital gain income to support the deferred tax assets. In 2011, neither current nor projected capital gain income was sufficient to continue recognizing the deferred tax asset as the Company ceased sale/leaseback transactions and accordingly a valuation allowance was established for such assets.

Beginning with our next Form 10-K, we will provide additional disclosure as follows:

“Results for 2011 include an $11,046 net income tax benefit.  The components of the net benefit include (a) a $17,008 positive adjustment primarily from the release of amounts previously recorded in the U.K. as uncertain tax positions as such positions were accepted by the U.K. tax authorities and (b) a negative adjustment relating to a valuation allowance against certain U.K. deferred tax assets of $5,962 as evidence supporting the future realizability of such assets was no longer available.

Inventory Valuation, page F-12

12. Please expand your disclosure to include the nature of elements included in your cost of inventory as required by Item 5-02 of Regulation S-X.  Further please revise to describe your cost flow assumption for parts and accessories inventory.

RESPONSE:

Beginning with our next Form 10-K, we will revise our disclosure to expand the nature of elements included in our cost of inventory and the cost flow assumption for parts and accessories inventory as follows:

Inventories are stated at the lower of cost or market. Cost for new and used vehicle inventories includes acquisition, reconditioning, dealer installed accessories, and transportation expenses and is determined using the specific identification method. Inventories of parts and accessories are accounted for using the “first-in, first-out” (“FIFO”) method of inventory accounting and the cost is based on factory list prices.

Intangible Assets, page F-12

13. We note your disclosure setting forth the basis for the franchise values of your dealerships having an indefinite useful life.  Please clarify in future filings and tell us if the franchise associated with your Hertz rental car franchise acquisition is also believed to have an indefinite useful life.

RESPONSE:

The amount allocated to franchise value for the Hertz rental car franchise acquisition was less than $100 and similar to our dealership franchises also has an indefinite life.  Due to the immaterial nature of this balance we did not disclose this in our significant accounting policies note.  Beginning with our next Form 10-K, we will include this accounting policy disclosure as follows:

We also believe the franchise values of our car rental market areas have an indefinite useful life because car rental is a mature industry for which the franchise environment is relatively static. Also, we do not anticipate difficulty renewing our long-term franchise agreements.

Revenue Recognition, page F-14

14. Please tell us what consideration was given to disclosing your accounting policy for taxes collected from your customers and remitted to governmental authorities.  Refer to ASC 605-45-50-3.

RESPONSE:

Beginning with our March 31, 2013 Form 10-Q, we will make the following disclosure:

Taxes collected from customers and remitted to the governmental authorities are recorded on a net basis (excluded from revenue).

15. Please tell us and disclose your revenue recognition policy within your Hertz car rental operations.

RESPONSE:

Beginning with our March 31, 2013 Form 10-Q, we will make the following disclosure:

Rental and rental related revenues are recognized over the period the revenue earning equipment is rented based on the term of the rental contract. Sales tax amounts collected from customers are recorded on a net basis (excluded from revenue).

Note 7.  Intangible Assets, page F-19

16. We note your disclosure on page 26 that goodwill included in your Other reportable segment relates to your Hertz rental business operating segment recorded in the fourth quarter of 2012.  Please tell us and disclose the changes in the carrying amount of goodwill by reportable segment in future filings.  Refer to ASC 350-20-50-1.

RESPONSE:

Goodwill additions during 2012 in our other reportable segment attributable to the Hertz rental business were $3.9 million. All other changes were within our Retail reportable segment. Beginning with our March 31, 2013 Form 10-Q we will disclose the goodwill changes by reportable segment and beginning with our next 10-K, we will add tabular data as follows:

	Retail	Other	Total
Balance, January 1, 2012	$897,305	$—	$897,305
Additions	57,774	3,939	61,713
Foreign currency translation	15,702	—	15,702
Balance, December 31, 2012	$970,781	$3,939	$974,720

17. We note you reported discontinued operations for the dispositions of automotive franchises for all of the periods presented.  It appears that the franchises you disposed of constitute businesses and that a portion of their associated reporting units’ goodwill amounts should be assigned to the disposed businesses in determining their gains or losses upon disposals.  However, we cannot locate any goodwill reductions in connection with the dispositions in your goodwill roll-forward schedule for all of the periods presented.  Please explain in detail.

RESPONSE:

When a franchise is reported as a discontinued operation, a portion of its associated reporting unit’s goodwill is allocated to the discontinued operation. Once goodwill is allocated to a discontinued operation it is presented as an asset held for sale in the consolidated balance sheet for all periods presented and is therefore not included in the goodwill rollforward schedule in Note 7 of the Form 10-K as the Note 7 schedule presents only continuing operations activity.

While not required, it is our policy to reclassify the comparative balance sheet to conform to the current year assets held for sale presentation.  Beginning with our March 31, 2013 Form 10-Q we will make the following disclosure in Footnote 1 in the Basis of Presentation Section:

The consolidated financial statements, including the comparative periods presented, have been adjusted for entities that have been treated as discontinued operations through March 31, 2013 in accordance with generally accepted accounting principles.

Note 12.  Stock-Based Compensation, page F-25

18. Please tell us what consideration was given to providing the minimum disclosure set forth in ASC 718-10-50 related to your incentive and compensation plans such as, for example, the requisite service periods and method used to measure compensation cost.

RESPONSE:

Beginning with our next Form 10-K, we will add the following disclosure to clarify the service requirement and valuation method:

Restricted Stock

During 2012, 2011, and 2010, we granted 431, 392, and 391 shares, respectively, of restricted common stock at no cost to participants under the Plan.  The restricted stock entitles the participants to vote their respective shares and receive dividends. The shares are subject to forfeiture and are non-transferable, which restrictions generally lapse over a four year period from the grant date at a rate of 15%, 15%, 20% and 50% per year. The Company has determined that the grant date quoted market price of the underlying common stock is the appropriate measure of compensation cost.  This cost is amortized as expense over the restriction period. As of December 31, 2012, there was $11,787 of unrecognized compensation cost related to the restricted stock, which is expected to be recognized over the next four years.

Note 15.  Income Taxes, page F-27

19. We note that you completed a comprehensive review of your deferred income tax balances and determined that certain deferred tax assets and liabilities required correction and the effect of the corrections were not material.  Please address the following:

•                  Tell us what deferred tax assets and liabilities required correction and the nature of the corrections such that only periods prior to January 1, 2008 were impacted;

•                  Provide us your materiality analysis behind your conclusion that the corrections are not material;

•                  If you retroactively adjusted your financial statements, please explain why the cumulative effect of the errors was not reflected as an adjustment of the opening balance of retained earnings for the earliest period presented, i.e., January 1, 2010.  If the financial statements were not retroactively adjusted, then explain to us why the cumulative effect of the error was not included in the results of operations in accordance with SAB Topic 5.F.;

•                  Explain to us why you corrected part of the error through accumulated other comprehensive loss; and

•                  Explain to us how you concluded your disclosure controls and procedures and your internal controls over financial reporting were effective as of December 31, 2012 in light of the corrections.

RESPONSE:

Historically, the Company maintained a listing of deferred tax assets and deferred tax liabilities grouped by type as presented in our financial statement footnote.  Such amounts were adjusted on an annual basis for current year activity.  During 2012, the Company conducted a comprehensive review to identify a more specific listing of each deferred tax asset and liability.  This revised process was intended to better ensure that all deferred tax balances are maintained in accordance with ASC 740.  The previous methodology was identified as a deficiency during 2012 which was corrected during the year and determined effective at year-end.  We concluded that the deficiency was not a significant deficiency or a material weakness because we quantified one hundred percent of the impact of the deficiency which resulted in the immaterial error discussed below.

In addition, we concluded that this change in internal control was not material to the Company’s assessment of internal controls over financial reporting and therefore did not need to be disclosed.

As a result of the above described comprehensive review, as presented in our tax footnote, opening retained earnings was increased by $7.6 million. Of this amount, $6.7 million related to 1996 — 2004 acquisition purchase accounting, primarily consisting of $5.8 million for reserves established in purchase accounting that were subsequently removed for book purposes but not removed for tax purposes. In completing the analysis, we also noted that we had not recorded the proper tax effect of other comprehensive income items such as qualifying interest rate hedges carrying value adjustments and other comprehensive income adjustments for our equity method investments.  Accordingly, our correction included those items resulting in the adjustment of accumulated other comprehensive income of $1.6 million.

We accounted for this matter by restating prior periods presented and recording the cumulative effect of the adjustment in beginning equity.  The Company considered SAB 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  The effect of this matter only impacted January 1, 2010 opening equity by 0.6%; only impacted December 31, 2011 total current assets, total liabilities, and total equity by 0.2%, 0.4% and 0.6%, respectively; and had no effect on the results of operations for 2010 and 2011. Based on these quantitative considerations as well as the qualitative considerations from SAB99, we concluded the correction was not material.

We had indicated January 1, 2008 in footnote 15 to the financial statement as this was the earliest period presented in our selected financial data on page 23. We recognize that we should have indicated that we retroactively adjusted opening equity as of January 1, 2010, which is the earliest period presented in our financial statements.

20. We note you disclose deferred tax liabilities of $178,580 and $111,400 as of December 31, 2012 and 2011, respectively, related to Partnership Investments.  In that regard, please explain to us how the deferred tax liabilities were derived and the reason behind the significant change from 2011.

RESPONSE:

The deferred tax liability for partnership investments represents the difference between the book basis and tax basis of our partnership investments. Our primary partnership investment is Penske Truck Leasing (PTL). During 2012, tax deductions relating to PTL reduced our taxable income by $168.7 million which created deferred tax liabilities of $66.7 million. Approximately $90 million of the deductions in 2012 relates to new third-party debt at PTL which provided us with additional tax basis in our investment. These transactions are more fully described on page 38 of our 2012 Form 10-K.

21. We note you have current federal tax benefit of approximately $17 million for 2012.  In light of your strong operating results for all periods presented, explain to us and disclose how this tax benefit was generated.

RESPONSE:

As noted in the response to question 20, our investment in PTL created substantial tax deductions in 2012. These deductions created a consolidated federal net operating loss that will be carried back to 2011, thereby creating the current federal tax benefit. Beginning with our next Form 10-K, we will provide disclosure as follows:

In 2012, our investment in PTL created substantial tax deductions. These deductions created a 2012 consolidated federal net operating loss that will be carried back to 2011, thereby creating a current federal tax benefit.

Note 16. Segment Information, page F-29

22. We note you have four geographic operating segments, in which you aggregate them into one Retail reportable segment.  In that regard, please expand your disclosure to identify       your operating segments.  We also note that you considered all auto dealerships as components within their respective geographic operating segments and that the dealerships met the similar margins and economic characteristics criteria for aggregation into one reportable segment.  In that regard, we are unclear how the economic similarities among the individual dealerships within their respective geographic operating segments would allow you to aggregate the segments into one reportable segment.  Please provide us the historic and projected long term gross profit margins of the respective geographic operating segments in supporting your conclusion that the segments are economically similar.  In addition, please advise us how you consider the various factors such as the economic and political conditions, demographics, vehicle requirements and government regulations among the geographic operating segments in determining whether they met the aggregation criteria pursuant to ASC 280-10-50-11.

RESPONSE:

Our four geographic operating segments are the Eastern, Central and Western United States and International (which is almost entirely the United Kingdom).  Beginning with our March 31, 2013 10-Q, we will expand our disclosure to identify our operating segments as follows:

“The individual dealership operations included in the Retail reportable segment have been grouped into four geographic operating segments: Eastern, Central, and Western United States and International.”

ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

Our operating segments are based on an internal management structure which assigns regions to experienced management personnel for them to provide expertise into the operations.  The number of regions we have established is based primarily on the physical travel constraints of our regional management and each region is led by a Regional Vice President.  In fact, as our organization has evolved through acquisitions and disposals, we have shifted individual stores and groups of stores from one region into the next to achieve balance in size.  Our CODM reviews operating reports collectively called the “Dealership Performance Report” that show the results of the business by geographical operating segment (region).

As discussed in our footnote 16, we believe that our geographic operating segments should be aggregated in accordance with ASC 280-10-50-11 as their operations (A) have similar economic characteristics (all are automotive dealerships having similar margins), (B) offer similar products and services (all sell new and used vehicles, service, parts and third-party finance and insurance products), (C) have similar target markets and customers (generally individuals) and (D) have similar distribution and marketing practices (all distribute products and services through dealership facilities that market to customers in similar fashions).

The historical retail gross margin for the four operating segments is as follows:

Total Retail Gross Margin	West	Central	East	Intl
2012	18.6%	16.4%	16.9%	15.4%
2011	19.7%	17.2%	17.5%	15.4%
2010	19.6%	17.5%	17.0%	15.5%
2009	20.5%	18.1%	17.7%	16.5%
Average	19.6%	17.3%	17.3%	15.7%

The insignificant differences in margins are generally due to product mix between luxury/premium brands and volume foreign brands, as well as the level of service and parts activity compared to new and used retail activity. The Company budgets one year in advance and we do not expect these retail gross margins to vary materially in the future.

Additionally, we believe that all four of our geographical operating segments have similar economic characteristics from a qualitative point of view as follows:

As it relates to the retail automotive industry, the economic and political conditions, demographics, vehicle requirements and government regulations are very similar in all of our geographic operating segments. For example, they all experienced challenging economic times during the 2008-2010 time periods and both the U.S. and U.K. have democratic governments that have similar levels of control and regulation over both vehicle manufacturers and retailers, relating to things such as, emissions standards, vehicle licensing and registration requirements, vehicle sale disclosure requirements, truth in lending laws, etc. We also believe that all four of our geographical operating segments have similar demographic profiles containing a mix of customers with varying degrees of personal wealth that respond similarly to changes in the environment; as an example, when gasoline prices rise all regions will expect to see a shift in the mix of vehicles sold to more fuel efficient models.

We continue to believe that all of our automotive dealerships are components of our geographic operating segments and that such operating segments are appropriately aggregated into one reportable segment.

Note 18. Condensed Consolidating Financial Information, page 33

23. We note your disclosure that the guarantor subsidiaries are wholly-owned by the group. Please note a subsidiary guarantor only qualifies for relief under Rule 3-10 of Regulation S-X if it is 100% owned.  For a non-corporate subsidiary, all interests must be owned by the parent.  Please refer to Rule 1-02(aa) of Regulation S-X which defines a wholly- owned subsidiary as one for whom its parent (and/or the parent’s other wholly-owned subsidiaries) owns substantially all, rather than all, of its voting shares.  Please revise your disclosure to state, if true, that the guarantor subsidiaries are 100% owned by Penske Automotive Group, Inc. or advise us of the basis of your presentation.

RESPONSE:

We confirm to the Staff that each of the guarantor subsidiaries is 100% owned by Penske Automotive, Inc., as defined in Rule 3-10 of Regulation S-X.  Beginning with our March 31, 2013 Form 10-Q, we will revise this financial statement footnote to state that each of the guarantor subsidiaries is 100% owned by Penske Automotive Group, Inc.

Please contact the undersigned at (248) 648-2800 in connection with questions or comments concerning the above responses (dave.jones@penskeautomotive.com).  Thank you for your attention to this matter.

Very truly yours,

PENSKE AUTOMOTIVE GROUP, INC.

/s/ David K. Jones
David K. Jones
Chief Financial Officer

Cc: Shane M. Spradlin, Penske Automotive Group General Counsel